TEXAS BEER COMPANY LLC

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

February 24, 2017



Jason M. Tyra
C P A PLLC

Independent Accountant's Review Report

To Management
Texas Beer Company LLC
Taylor, TX

I have reviewed the accompanying balance sheet of Texas Beer Company LLC as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 24, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TEXAS BEER COMPANY LLC
BALANCE SHEET
DECEMBER 31, 2016 AND 2015
_____

ASSETS

	2016	2015
CURRENT ASSETS		
Cash	$ 857,998	$ 4,327
Inventory	10,035	-
TOTAL CURRENT ASSETS	868,033	4,327
NON-CURRENT ASSETS		
Machinery & Equipment, Net	196,156	12,516
Leasehold Improvements, Net	12,583	-
Intellectual Property	4,500	-
Security Bond	5,400	-
TOTAL NON-CURRENT ASSETS	218,640	12,516
TOTAL ASSETS	$ 1,086,672	$ 16,843

LIABILITIES AND MEMBERS' EQUITY

	2016	2015
CURRENT LIABILITIES		
Sales Tax Payable	$ 8,797	
Payroll Taxes Payable	4,657	-
TOTAL CURRENT LIABILITIES	13,455	-
NON-CURRENT LIABILITIES		
Member Loans	120,979	12,663
TOTAL LIABILITIES	134,434	12,663
MEMBERS' EQUITY		
Contributed Capital	1,201,796	1,796
Retained Earnings (Deficit)	(249,557)	2,385
TOTAL MEMBERS' EQUITY	952,238	4,181
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,086,672	$ 16,843

Unaudited- See accompanying notes.

TEXAS BEER COMPANY LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	__2016__	__2015__
Operating Income		
Online Sales	$ 5,679	$ 35,449
Taproom Sales	236,452	563
Cost of Goods Sold	(119,728)	(18,645)
Gross Profit	122,403	17,366
Operating Expense		
Payroll	90,808	-
Rent	69,257	-
Advertising & Marketing	37,909	5,228
Research & Development	23,358	-
General & Administrative	22,578	5,862
Depreciation	10,571	-
Permits & Licensing	6,344	-
Professional Services	5,181	610
Contract Labor	-	390
Travel	86	2,750
	266,094	14,839
Net Income from Operations	(143,691)	2,527
Other Income (Expense)		
Organizational Costs	(105,133)	-
Interest Income	198	-
Interest Expense	(3,316)	(142)
Net Income	$ (251,942)	$ 2,385

TEXAS BEER COMPANY LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

_____

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (251,942)	$ 2,385
Change in Inventory	(10,035)	-
Change in Security Bond	(5,400)	-
Change in Payables	13,455	-
Net Cash Flows From Operating Activities	(253,922)	2,385
Cash Flows From Investing Activities		
Change in Property	(211,294)	(12,516)
Depreciation	10,571	-
Net Cash Flows From Investing Activities	(200,723)	(12,516)
Cash Flows From Financing Activities		
Change in Contributed Capital	1,200,000	1,796
Change in Member Loans	108,316	12,663
Net Cash Flows From Investing Activities	1,308,316	14,459
Cash at Beginning of Period	4,327	-
Net Increase (Decrease) In Cash	853,671	4,327
Cash at End of Period	$ 857,998	$ 4,327

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Texas Beer Company LLC ("the Company") is a limited liability company organized under the laws of the State of Texas. The Company operates a brewery in Central Texas. The Company's products are sold through its taproom located in Taylor, Texas, and through distributors and retail partners.

The Company will conduct an equity crowdfund offering to commence during the first quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company's fixed assets consist of brewing and packaging equipment, leasehold improvements, and various other machines, furniture, and office equipment. The Company capitalizes purchases with a fixed and determinable useful life and depreciates capital assets on a straight-line basis over management's estimate of the asset's useful life.

In 2016, the Company developed and registered a trademark and related intellectual property for business use. The trademark will be amortized over the Company's estimate of its useful life.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Cost of Goods Sold

Cost of goods sold consists of beer, wine, food, and other merchandise for resale, shipping expenses, and other supplies and materials associated with retail sales to customers. This amount also includes consumable products given away free to promote the Company's brand.

Rent

Beginning in June of 2016, the Company occupied a warehouse and office under a five year operating lease. In 2016, rental payments were composed approximately half of base rent and half of premium rent. Monthly base rent on the leased premises increases four percent per year on the anniversary date of the execution of the lease. Future annual minimum payments due under the lease are as follows:

FY 2017 $52,080
FY 2018 $53,059
FY 2019 $54,077
FY 2020 $55,136
FY 2021 $56,237

Member Loans

The founding members of the Company advanced funds ("the Loans") to the Company during 2015 and 2016 for the purpose of financing ongoing operations. The loans accrue interest at the rate of 4% per annum, compounded monthly, and are payable at a point in the future to be determined by management.

Income Taxes

The Company is subject tax filing requirements in the federal jurisdiction of the United States, but is not a taxpaying entity. All items of income and expense reported by the Company are allocated to the members of the Company and reported on their individual income tax returns. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to Franchise Tax in the State of Texas, but had no tax due for 2015 or 2016. The Company's 2015 and 2016 Franchise Tax filings for the State of Texas will be subject to inspection until 2020 and 2021, respectively.

Series A Equity

In 2016, the Company conducted a private placement offering for the purpose of raising operating capital. Interests offered in connection with the private placement comprise a class of equity known as "Series A." Members holding Series A interests will receive 65% of cash distributions until they have been paid an amount equal to their original investment. Members holding Series A interests will also be allocated all losses generated by the Company for tax purposes and have the right to vote on certain items of Company business.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 24, 2017, the date that the financial statements were available to be issued.